THE BROOKLYN UNION GAS COMPANY AND SUBSIDIARIES
      NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. In the opinion of the Company, the accompanying unaudited Condensed Consolidated Financial Statements contain all adjustments necessary to present fairly the financial position of the Company as of December 31, 1993 and the results of operations for the three and twelve months ended December 31, 1993 and 1992, and cash flows for the three and twelve months ended December 31, 1993 and 1992. Certain reclassifications were made to conform prior period financial statements with the 1993 financial statement presentation.

     As permitted by the rules and regulations of the Securities and Exchange Commission, the Condensed Consolidated Financial Statements do not include all of the accounting information normally included with financial statements prepared in accordance with generally accepted accounting principles. Accordingly, the Condensed Consolidated Financial Statements should be read in conjunction with the financial statements and notes thereto included in the Company's 1993 Annual Report to Shareholders, incorporated by reference in PART II, Item 8 of the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 1993.

2. The Company's business is influenced by seasonal weather conditions. Annual revenues are substantially realized during the heating season (November 1 to April 30) as a result of the large proportion of residential heating sales compared to total sales. Accordingly, results of operations are historically most favorable in the second quarter (three months ended March 31) of the Company's fiscal year, with results of operations being next most favorable in the first quarter, while results for the third quarter are marginally unprofitable, and losses are incurred in the fourth quarter.

     The Company's tariff contains a weather normalization adjustment that requires recovery from or refund to firm customers of shortfalls or excesses of firm net revenues during a heating season due to variations from normal weather, which is the basis for projecting base tariff revenue requirements. Also, results of operations are affected by the timing and comparative amounts of base tariff rate changes. Therefore, the interim Condensed Consolidated Statement of income should not be taken as a prediction for any future period.

3.   The Company adopted Statement of Financial Accounting
     Standards (SFAS) No. 109, "Accounting for Income Taxes," on
     October 1, 1993. As a result of adopting this statement, deferred tax balances increased by approximately $76.6 million with no effect on net income. The deferred tax balance includes the following:

                                          (Thousands of dollars)
          Property Related.....................      127,882
          Customer Revenue Requirement, Taxes..       76,554
          Other...............................        11,407

     Deferred tax liability at October 1, 1993....  $215,843

4. The Company adopted SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," on October 1, 1993. Based on the latest available actuarial valuation of postretirement life and health benefits and assuming a 6.5% discount rate, the accumulated postretirement benefit obligation (APBO) as of October 1, 1993, was approximately $164.1 million. The Company has commenced funding such benefits, and related plan assets were approximately $46.4 million. The unfunded APBO is estimated to be approximately $117.7 million and will be amortized and recovered in rates over 20 years. The health care trend rate used was 11.5% in the first year, gradually decreasing to 5.5% for the year 2006 and thereafter. A change in the health care trend rate assumption of one percentage point in all years would change the APBO by approximately $19.4 million and the aggregate annual service and interest costs by approximately $2.3 million.

     In November 1992, the Financial Accounting Standards Board issued SFAS-112, "Employers' Accounting for Postemployment Benefits." This Statement requires recognition of any obligation which exists to provide benefits to former or inactive employees after employment, but before retirement. The Company will adopt SFAS-112 in fiscal 1995. Its adoption is not expected to have a material effect on the consolidated financial statements.

5.   Investments in Energy Services

     (a)  Iroquois Pipeline

     A Company subsidiary, North East Transmission Co., Inc. (NETCO), owns an 11.4% interest in Iroquois Gas Transmission System, L.P. (Iroquois), a 370-mile pipeline which transports gas from Canada to the Northeast. The subsidiary's investment in Iroquois was $20.1 million at December 31, 1993.

     In 1992, Iroquois was informed by the U.S. Attorney's Office for the Northern District of New York of alleged violations of the U.S. Army Corps of Engineers permit, a related State Water Quality Certification and/or the Federal Clean Water Act. Civil penalties could be imposed if such alleged violations are shown to have occurred. No proceedings in connection with this matter have been commenced. In 1992, a criminal investigation of Iroquois was initiated and is being conducted by Federal authorities pertaining to various matters related to the construction of the pipeline. To date no criminal charges have been filed and the Assistant U.S. Attorney in charge of the investigation has stated that he is not yet ready to meet with Iroquois' attorneys to discuss the specifics of this matter.

     Iroquois has publicly stated it believes that the pipeline construction and right-of-way activities were conducted in a legal and responsible manner, that its environmental program complied with applicable standards, and that at the conclusion of the aforementioned federal investigation it expects the government will reach the same conclusion. Based on information currently available, the Company does not believe that the ultimate resolution of these matters will have a material effect on the Company's consolidated financial position.

     (b)  Star Gas Corporation

     A Company subsidiary, Star Energy Inc. liquidated its investment in propane operations, which have been fully divested. In September 1993, the Company recorded an impairment charge of $11.5 million after Federal income taxes, which was sufficient to reflect the anticipated effect of the liquidation.

     (c)  Cogeneration Project Commitments

     A Company subsidiary, through affiliates, owns a 50% partnership interest, or approximately $34.5 million, as of December 31, 1993, in a project to construct, own, and operate a 100-megawatt cogeneration plant at John F. Kennedy International Airport in Queens, N.Y. The estimated cost of the project is approximately $275 million, of which $175 million is being financed by proceeds of bonds issued by the Port Authority of New York and New Jersey and guaranteed by an international banking group. Construction of the project is scheduled for completion in late summer of 1994.

     In addition, a similar project to construct, own, and operate a 40-megawatt cogeneration plant at the State University of New York at Stony Brook, N.Y. is being developed. The financing is being provided through $79 million of tax-exempt Suffolk County Industrial Development Revenue Bonds and is guaranteed by a letter of credit issued by Toronto Dominion Bank. Construction has commenced and commercial operation is scheduled for the first half of 1995. Another Company subsidiary, through affiliates, owns a 50% partnership interest in the project, estimated to cost $97.6 million, of which $9.3 million would be funded by the subsidiary as its share of the project.





6.   Former Coal Gasification and Storage Plant Sites

     The Company is subject to various Federal, state and local laws and regulations relating to the environment. The Company may become a potentially responsible party under relevant environmental laws, which may mandate clean-up of certain former gas manufacturing plants and other sites that the Company, or its predecessors, currently operates or operated in the past at properties currently or formerly owned by the Company or its predecessors. Although potential clean-up costs may be material, the Company cannot at this time determine its cost for any of these sites if clean-up is ever required.

     The Company deferred $4.1 million related to environmental matters pursuant to a July 1993 Company filing and petition with the Public Service Commission, which requested approval of deferred accounting treatment for environmental site assessment and response expenses related to former coal gasification and storage plant sites. The Company believes, based on prior PSC precedents and proceedings with respect to similar expenses, that these costs will be recovered in rates. Recovery of these expenses is addressed as part of the general rate increase filing, which the Company submitted to the PSC in November 1993.

         THE BROOKLYN UNION GAS COMPANY AND SUBSIDIARIES

             MANAGEMENT'S DISCUSSION AND ANALYSIS OF
          RESULTS OF OPERATIONS AND FINANCIAL CONDITION

Operating Results

The following is a summary of items affecting comparative earnings and a discussion of the material changes in revenue and expenses during the following periods.

(1)  Three Months ended December 31, 1993 vs. Three Months ended
     December 31, 1992.

(2) Twelve Months ended December 31, 1993 vs. Twelve Months ended December 31, 1992.

Consolidated income available for common stock for the three months ended December 31, 1993 was $42.1 million, or 90 cents per share, compared to $40.4 million, or 93 cents per share, for the same period last year. The increase in income reflects continued growth in utility gas heating sales and significant growth in domestic gas production by the Company's gas exploration and production subsidiary. Also, utility earnings in last year's first quarter reflected the benefit of cold weather at the beginning of the heating season when the weather normalization adjustment is not fully effective. The decrease in earnings per share reflects the higher number of shares outstanding.

Earnings for the twelve months ended December 31, 1993 were $77.8 million, or $1.74 per share, compared to $62.3 million, or $1.44 per share, for the prior twelve months. Earnings for the current period reflect higher income from exploration and production operations and from energy-related investments in gas cogeneration and pipeline projects. In addition, a gain of $12.5 million after Federal income taxes from the sale of an investment in a Canadian gas company was more than sufficient to offset a loss from the liquidation of a subsidiary's investment in propane operations, which have been fully divested. Earnings for the twelve months ended December 31, 1992 included a noncash impairment charge of $13 million after Federal income taxes, or 30 cents per share, due to low gas prices in March 1992.

Based upon degree days, weather in the first quarter of fiscal 1994 was 2.0% warmer than normal and 5.6% warmer than the first quarter of last year. Firm sales in the quarter ended December 31, 1993 were 39,574 MDTH, approximately the same as in last year's first quarter, which was colder. Weather for the twelve months ended December 31, 1993 was 2.4% warmer than normal and was 3.2% warmer than the twelve months ended December 31, 1992. Firm sales of 129,071 MDTH for the twelve months ended December 31, 1993 increased 1.6% compared to sales in the corresponding period last year.

The weather normalization adjustment included in the Company's tariff has largely offset the effect on utility earnings of variations in revenues caused by abnormal weather during the heating season.

Net revenues (utility operating revenues less cost of gas of utility sales) increased $9.5 million and $30.3 million in the three and twelve months ended December 31, 1993, respectively. The increases generally reflect gas sales growth, primarily due to conversions to gas from oil for heating and the 2.7% annual revenue increase which became effective in October 1993.

Increases in gas production and other revenues were primarily related to higher production volumes.

Increases in operation expense were due to higher labor and related costs. Maintenance expense includes costs related to city and state construction projects. Such costs are partially reimbursed by the city.

Depreciation and depletion expenses generally reflect charges related to utility property additions and increased production from gas exploration and production operations. In March 1992, depletion expense of $19.7 million was recorded to write down the value of proved gas reserves and related properties in accordance with asset ceiling test limitations applicable to gas exploration and development operations accounted for under the full cost method.

General taxes principally include state and local taxes on utility revenues and property. Taxes for the three and twelve months ended December 31, 1993 have increased as compared to the corresponding periods last year. The increase is primarily attributable to an increase in utility revenues reflecting higher sales volume and tariff rates.

Federal income tax expense in the three and twelve months ended
December 31, 1993 reflects changes in pre-tax income and an increase in Federal income tax rates from 34% to 35%.

Interest charges on long-term debt in the three and twelve months ended December 31, 1993 reflect higher levels of long-term debt. Other interest charges reflect charges on regulatory settlement items and borrowings to finance working capital requirements.

Dividends on preferred stock reflect reductions in preferred stock outstanding due to sinking fund redemptions. Moreover, three series of preferred stock were called on April 1, 1992 at optional redemption prices plus accrued dividends. Premiums on reacquired preferred stock are being amortized in accordance with a PSC order.

Financial Condition

Cash provided by operating activities continues to be strong and is the principal source for financing capital expenditures. Consolidated capital expenditures for the twelve months ended December 31, 1993 were $230.1 million, of which $119.0 million was related to subsidiaries. Capital expenditures for fiscal years 1994 and 1995 are estimated to be approximately $175 million in each year, including $75 million per year related to subsidiaries, principally for gas exploration and development.

The Company currently has bank lines of credit of $65 million, which secure the issuance of commercial paper. The lines can be increased to $160 million by December 31, 1994. Related borrowings are primarily used to finance seasonal working capital requirements and capital expenditures. In addition, subsidiaries have lines of credit of $69 million, which for the most part support borrowings under revolving loan agreements.

In the twelve months ended December 1993, the Company converted
$105 million variable rate gas facilities revenue bonds to fixed rate bonds and also realized substantial savings by refunding $75 million of 9 1/8% Gas Facilities Revenue Bonds with 6.368% refunding bonds.

At December 31, 1993, the consolidated annualized cost of long-term debt reflecting all refinancings was 6.9%. All utility debt is tax-exempt. The Company expects to be able to issue additional tax-exempt debt in either fixed or variable rate form in the future.

In September 1993, the PSC approved a revenue increase of $31.3 million, including $3.0 million of deferred credits, to become effective in fiscal 1994, the final year of a three-year rate settlement.

In November 1993, the Company filed another comprehensive, three-year rate settlement proposal which includes a request for a rate increase of $26.8 million, or 2.1%, applicable to fiscal 1995. The proposal includes an 11.4% return on utility common equity, a reduction from 1994's rate due to lower interest rates and capital costs. The rate of return can be exceeded through expanded incentives and certain rate design features. If approved, utility rate increases will have been kept under the rate of inflation for six consecutive years while providing a fair return on capital.

            REVIEW OF INDEPENDENT PUBLIC ACCOUNTANTS
Arthur Andersen & Co. has performed reviews in accordance with standards established by the American Institute of Certified Public Accountants of the Condensed Consolidated Financial Statements for the periods set forth in their report shown on page 12.








            REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To The Brooklyn Union Gas Company:


We have reviewed the accompanying condensed consolidated balance sheet of The Brooklyn Union Gas Company (a New York corporation) and subsidiaries as of December 31, 1993 and the related condensed consolidated statements of income and cash flows for the three and twelve month periods ended December 31, 1993 and 1992. These financial statements are the responsibility of the Company's management.

We conducted our review in accordance with standards established by the American Institute of Certified Public Accountants. A review of interim financial information consists principally of applying analytical review procedures to the financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the financial statements referred to above for them to be in conformity with generally accepted accounting principles.

We have previously audited, in accordance with generally accepted auditing standards, the consolidated balance sheet and consolidated statement of capitalization of The Brooklyn Union Gas Company and subsidiaries as of September 30, 1993, and the related consolidated statements of income, retained earnings, and cash flows for the year then ended (not presented herein) and, in our report dated October 26, 1993, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed consolidated balance sheet as of September 30, 1993 is fairly stated in all material respects in relation to the consolidated balance sheet from which it has been derived.



                                   ARTHUR ANDERSEN & CO.


New York, New York
January 25, 1993




Part II. Other Information
Item 1. Legal Proceedings

The City of New York notified the Company on January 11, 1993 that it intends to bring suit against the Company under the Federal Resource Conservation and Recovery Act (RCRA) seeking remediation of contamination at a former coal gasification plant site located in the Coney Island section of Brooklyn, New York and operated by a predecessor to the Company and also seeking recovery of response costs under the Federal Comprehensive Environmental Response, Compensation and Liability Act, as amended. The City has not yet initiated suit against the Company with respect to this site and has indicated that it would prefer to enter into a consensual settlement in lieu of litigation. The Company has met with the City on several occasions to discuss this matter.

During the summer of 1993, a pollution incident occurred at the above site due to seepage of oil into Coney Island Creek from a bulkhead and/or bank. The Company notified governmental agencies and took appropriate response actions. The U.S. Coast Guard has taken lead agency responsibility regarding the incident, and the Company is working with the Coast Guard to determine the source of the seepage and to contain any future seepage.

Interim and long-term site management studies are ongoing and an interim response measure to address oil seepage will be proposed to the Coast Guard in the near future. The Company currently anticipates that the cost of investigation and containment of the oil seepage will not be material. It is not known, however, what impact the oil seepage investigation will have on the City's threatened RCRA action or long-term site management. Further, until completion of the overall long-term site management studies, the Company will be unable to determine whether remediation will be required at the site and, if so, what the appropriate scope and cost of such remediation will be.

On February 26, 1993, the Company received a letter from the Department of Environmental Conservation requesting a preliminary investigation of a release of potentially hazardous substances at a Company facility on Staten Island. This facility is contiguous to one of the Company's former manufactured gas plants. The preliminary investigation has been completed and an initial report has been provided to the DEC. The DEC has requested that the Company conduct additional investigations, and the Company is complying with this request. The Company is unable, however, to determine at this time what remediation, if any, will be required.

The Company has recorded an estimated liability of $4.1 million based on commitments for investigation and probable response costs, and has petitioned the PSC for deferral and recovery of all related costs and any future costs to be incurred at these and any other sites.


Item 4. Submission of Matters to a Vote of Security Holders

(a) The Annual Meeting of Shareholders was held at the office of the Company, One MetroTech Center, Borough of Brooklyn, in the City of New York on Thursday, February 3, 1994.

(b) Andrea S. Christensen, Alan H. Fishman and James Q. Riordan were elected to serve as directors for three-year terms expiring in 1997. Edward D. Miller was elected to serve as a director for a one-year term expiring in 1995. Robert B. Catell and Kenneth I. Chenault will continue to serve as directors until the next election in 1995. Donald H. Elliott and Richardson Pratt, Jr. will continue to serve as directors until the following election in 1996.

(c) The vote to elect Arthur Andersen & Co. as independent public accountants was 36,809,259 shares in favor, or 99.1% of the shares voted (20,583 proxies), and 342,361 shares against, or .7% of the shares voted (416 proxies). Abstentions of 379,278 shares (495 proxies) were recorded.

(d) The proposal by a shareholder for cumulative voting for directors was rejected by a vote of 14,828,654 shares against, or 83.2% of the shares voted (17,386 proxies), and 5,000,858 shares in favor, or 16.8% of the shares voted (2,722 proxies). Abstentions of 1,451,401 shares (1,386 proxies) were recorded.

Item 6. Exhibits and Reports on Form 8-K

(a)  Exhibits
     (11)  Statement re computation of per share earnings.
     (15)  Letter re unaudited interim financial information.
     (24)  Consents of experts and counsel.

(b)  Reports on Form 8-K

There were no reports filed on Form 8-K for the quarter ended
December 31, 1993.
         THE BROOKLYN UNION GAS COMPANY AND SUBSIDIARIES

                           SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.




                                THE BROOKLYN UNION GAS COMPANY
                                        (Registrant)








Date   February 11, 1994           s/C. G. Matthews
                              C.G. Matthews
                              Executive Vice President and
                              Chief Financial Officer






Date   February 11, 1994            s/F. J. Gentile
                              F.J. Gentile
                              Senior Vice President

                         EXHIBIT INDEX


                                                            Page


(11)  Statement re computation of per share earnings.         3

(15)  Letter re unaudited interim financial information.     14

(24)  Consents of experts and counsel.                       19















































February 11, 1994

The Brooklyn Union Gas Company
One MetroTech Center
Brooklyn, New York 11201

Gentlemen:

We are aware that The Brooklyn Union Gas Company has incorporated by reference in its previously filed Registration Statements No. 33-51561, No. 33-61283 and No. 33-66182, its Form 10-Q for the
quarter ended December 31, 1993, which includes our report dated February 11, 1994 covering the unaudited interim financial information contained therein. Pursuant to Regulation C of the Securities Act of 1933, that report is not considered a part of the registration statements prepared or certified by our firm or a report prepared or certified by our firm within the meaning of Sections 7 and 11 of the Act.

Very truly yours,



ARTHUR ANDERSEN & CO.